UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Selmon, Lee Roy
   4202 East Fowler, PED 214
   Tampa, FL  33620
2. Issuer Name and Ticker or Trading Symbol
   Outback Steakhouse, Inc.
   OSI
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/00
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Phantom Stock Units     |1-1     |-    |-   |- -        |A,D|(1)(2|(1)(2|Common Stock|(1)    |(1)    |1,329.26(1) |D  |            |
                        |        |     |    |           |   |)    |)    |            |       |       |            |   |            |
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Phantom Stock Units     |1-1     |02/02|A   |75.85      |A  |(3)  |(3)  |Common Stock|75.85  |$24.719|            |   |            |
                        |        |/00  |    |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Units     |1-1     |04/27|A   |83.27      |A  |(3)  |(3)  |Common Stock|83.27  |$28.522|            |   |            |
                        |        |/00  |    |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Units     |1-1     |07/26|A   |79.64      |A  |(3)  |(3)  |Common Stock|79.64  |$29.821|            |   |            |
                        |        |/00  |    |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Units     |1-1     |10/26|A   |111.21     |A  |(3)  |(3)  |Common Stock|111.21 |$23.603|349.98(3)   |D  |            |
                        |        |/00  |    |           |   |     |     |            |       |       |            |   |            |
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Stock Option (right to b|$17.50  |     |    |           |   |(4)  |7/19/|Common Stock|15,000 |$17.50 |15,000      |D  |            |
uy)                     |        |     |    |           |   |     |04(5)|            |       |       |            |   |            |
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
Explanation of Responses:
(1) Derivative securities beneficially owned include (i) 512.11 phantom stock units accrued in fiscal year 1997 ranging in stock prices from $15.840 to $17.669 and are each settled 100% in the Company's common stock on January 1, 2003; (ii) 470.64 phantom stock units accrued in fiscal year 1998 ranging in stock prices from $18.070 to $24.697, and are each settled 100% in the Company's common stock on January 1, 2003; and (iii) 346.61 phantom stock units accrued in fiscal year 1999 ranging in stock prices from $25.33 to $36.68, and are each settled 100% in the Company's common stock on January 1, 2003.
(2) The reporting person further deferred to January 1, 2003, the settlement of phantom stock units with an initial settlement date of January 1, 2001. Therefore, the phantom stock units continue to be held under the Company's Deferred Compensation and Stock Plan and are to be settled 100% in the Company's Deferred Compensation and Stock Plan on January 1, 2003.
(3) The phantom stock units were accrued under the Company's Deferred Compensation and Stock Plan and are to be settled 100% in the Company's common stock on January 1, 2002.
(4) Currently exercisable. The option vested in three equal annual installments beginning on October 19, 1994.
(5) The expiration has been corrected to reflect the expiration date from October 19, 2004 to July 19, 2004.
SIGNATURE OF REPORTING PERSON
       Lee Roy Selmon